Dejour Secures C$2MM Bridge Loan

James Dai Joins Board of Directors

VANCOUVER, British Columbia—March 12, 2015: Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ) (“Dejour” or the “Company”), an independent oil and gas exploration and production company operating in North America’s Piceance Basin and Peace River Arch regions, today announced that it has closed the initial tranche of an industry-standard bridge loan commitment of up to C$ 2MM from a principal and director of the Company. These funds will provide a flexible source of capital to support the current 2015 initiatives of the company. The independent members of the Board of Directors approved the loan agreement and the principal and director appropriately abstained from voting in the loan transaction.

The Company is very pleased to announce that James Dai has been invited to join the Board of Directors, increasing its membership from five to six. Mr. Dai, a resident of Vancouver BC, holds both CPA and CFA designations; a Bachelor of CSc. from UBC, where he received the Martin Frauendorf Prize for Leadership, subsequently interning with Panasonic, Microsoft and E-GEMS Research. He has a graduate degree from MIT where he is Fellow of both the Canadian National NSERC and MIT Media Lab. Mr. Dai is currently the CFO of four private and public companies focused in the lumber, O&G, mining and biotech sectors of Western Canada, where he continues to represent the interests of international capital including a prominent Asia-based investor that has been making strategic investments in the North American market for the last three years. Prior to this engagement, Mr. Dai completed a corporate finance tenure with investment dealer Raymond James.

“We are very pleased with both the continued developmental success of our core projects and Mr. Dai’s addition to the Board of Directors. He will provide an access to the international community that could assist Dejour to further maximize the value of our portfolio of energy properties. This year, we expect to see production growth from at least 10 new wells, including a strategic new Mancos/ Niobrara indicated discovery, as we further delineate our extensive inventory of drillable PUD’s and multiple as yet untapped exploitation leases offering excellent longer term potential,” stated Robert L. Hodgkinson, Chairman & CEO.

Pursuant to NYSE MKT Company Guide Section 610(b) the Company discloses that its audited consolidated financial statements for the fiscal year ended December 31, 2014, included in the Company's Form 6-K, which was filed on March 6, 2015 with the Securities and Exchange Commission, contained an audit opinion from its independent registered public accounting firm that included a going concern qualification.

About Dejour
Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (43,500 net acres) and Peace River Arch regions (16,000 net acres). Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE MKT: DEJ) and Toronto Stock Exchange (DEJ.TO).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. Other risks include the Company’s ongoing review by NYSE MKT (“the Exchange”) to ensure the Company continues to regain compliance with Section 100 3(a)(iv) of the Company Guide which addresses a Company’s ability to operate as a going concern. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:
Dejour Energy Inc.
Robert L. Hodgkinson, 604-638-5050
Chairman & CEO
Facsimile: 604-638-5051
investor@dejour.com
or
Craig Allison, 914-882-0960
Investor Relations – New York
callison@dejour.com